CONTACT:
MEDIA: Tamra Benjamin
(613) 591-6917 tamra.benjamin@mdsinc.com

INVESTORS: Catherine Love
 (905) 267-4230 catherine.love@mdsinc.com
For Immediate Release:

MDS Appoints Steve West MDS Inc. Chief Executive Officer

Peter Dans Appointed Future Chief Financial Officer

TORONTO, Canada, January 8, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, announced that effective today Steve West, currently President of MDS Nordion and Chief Operating Officer of MDS Inc., has been appointed Chief Executive Officer, MDS Inc. and a member of the Company’s Board of Directors, replacing Stephen P. DeFalco.

The Company also announced that Peter Dans, currently Senior Vice-President, Finance, MDS Inc., will become Chief Financial Officer, effective February 1, 2010.  Doug Prince, currently Executive Vice-President and CFO, MDS Inc., is expected to leave the organization in March 2010.   Mr. Prince will work with Mr. Dans to achieve a smooth transition, and will continue to support the Company’s repositioning actions announced on September 2, 2009, including the sale of the MDS Analytical Technologies business, the planned share buyback and the intended sale of the MDS Pharma Services Early Stage business.

“With the strategic repositioning of MDS under way, the Board believes it is appropriate to move forward with its CEO transition plan,” said James S. A. MacDonald, Chairman of MDS Inc.’s Board of Directors.  “We are confident that Steve’s attention to financial performance and his track record of strengthening operations will serve the Company well, both now and into the future.  The Board would like to wish Stephen and Doug all the best in their future endeavors.”

Following the expected completion of the strategic repositioning plan, the Company will be focused on its MDS Nordion business.

“We are working to establish MDS Nordion as a stand-alone business that continues to build its leadership positions in medical imaging and radiotherapeutics, and sterilization technologies,” said Steve West, CEO, MDS Inc.  “Our highly skilled employees have built a solid foundation of innovation and commercial excellence to support growing the business.”

Mr. West became President of MDS Nordion in 2003.  He began his career at MDS in 2001 as a senior partner with MDS Capital Corporation.  Prior to that, he was President of DiverseyLever Canada and has held a variety of CEO assignments in Asia and the Pacific Rim, as well as international business development responsibilities in the specialty chemicals field.  Mr. West holds a degree in Genetics from the University of London.

Mr. Dans joined MDS in 2007 from Nortel Networks, where he spent more than 15 years in global finance leadership roles, including positions in North America, South Korea, Singapore and the Philippines.  In addition to significant external reporting and financial operating experience, Mr. Dans has a thorough understanding of MDS operations and the Company’s repositioning plan.

MDS Inc. Strategic Repositioning
Background materials pertaining to the new strategic direction for MDS Inc. can be found on MDS Inc.’s Website at http://www.mdsinc.com/strategic_repositioning_of_mds/index.asp.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that customers need for the development of drugs and the diagnosis and treatment of disease. MDS Inc. is a leading global provider of innovative technologies for use in medical imaging and radiotherapeutics, sterilization, pharmaceutical contract research, and analytical instruments. MDS has more than 3,500 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements, including statements with respect to the proposed sale of the MDS Analytical Technologies business, the proposed use of proceeds from the sale, the strategy of the remaining business and the Company’s intention to sell other assets of the Company.  Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance, and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans, acquisitions and divestitures including completion of  the sale of the MDS Analytical Technologies business and the proposed sale of the MDS Pharma Services Early Stage business, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2008, filed with the U.S. Securities & Exchange Commission.

SOURCE MDS Inc.